Exhibit 12.1 Statements Re: Computation of Ratios

PEPCO HOLDINGS, INC.

	For the Year Ended December 31,
	2012	2011	2010	2009	2008
	(millions of dollars)
Earnings
Net income from continuing operations	$285	$260	$139	$223	$183
Preferred stock dividend	—	—	—	—	—
(Income) or loss from equity investees	(1)	3	1	(2)	4
Minority interest loss	—	—	—	—	—
Income tax expense related to continuing operations	156	149	11	104	90

Pre-tax income for common stock	440	412	151	325	277
Add: Fixed charges*	294	287	337	371	335
Add: Distributed income of equity investees	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	(1)
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—

Earnings	$734	$699	$488	$696	$611

*Fixed Charges
Interest on long-term debt	$257	$251	$294	$325	$294
Interest capitalized	—	—	—	—	1
Other interest	—	—	—	—	—
Amortization of debt discount, premium, and expense	16	14	21	23	16
Interest component of rentals	21	22	22	23	24
Pre-tax preferred stock dividend requirement	—	—	—	—	—

Fixed charges	$294	$287	$337	$371	$335

Ratio of earnings to fixed charges	2.50	2.44	1.45	1.88	1.82

(a)	Pepco Holdings, Inc. has no preferred equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.

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